UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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06008380

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First St. Louis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8860 Ladue Road, Suite 100
(No. and Street)

St. Louis, (City) Missouri (State) 63124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Al Lauth (314) 726-2880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

501 N. Broadway, Suite 600 (Address) St. Louis (City) Missouri (State) 63102 (Zip Code)

PROCESSED
JUL 17 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH. D.C.
152

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James R. Lanigan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First St. Louis Securities, Inc., as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James R. Lanigan, Jr. - Gamma Omega Investment Club; Investment Number 7R8153532

Signature

President

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

BRENDA R. HANCOCK
My Commission Expires
January 31, 2010
St. Louis County
Commission #06833281

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First St. Louis Securities, Inc.

(SEC I.D. No. 8-31584)

Financial Statements

for the Year Ended March 31, 2006

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.

First St. Louis Securities, Inc.

March 31, 2006

Contents

United States Securities and Exchange Commission's

Facing Page ... i

Oath or Affirmation ... ii

Independent Accountants' Report ... 1

Financial Statements

Statement of Financial Condition ... 2

Statement of Income ... 3

Statement of Stockholder's Equity ... 4

Statement of Cash Flows ... 5

Notes to Financial Statements ... 6

Independent Accountants' Report on Supplementary Information ... 11

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 ... 12

Supplemental Report on Internal Control ... 13

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(2)(i), as the Company introduces all customer activity to another regulated financial institution.

Independent Accountants' Report

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of First St. Louis Securities, Inc. (a wholly-owned subsidiary of First St. Louis Capital Markets, Inc.) as of March 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First St. Louis Securities, Inc. as of March 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

St. Louis, Missouri
May 9, 2006

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

bkd.com

"Confidential"

First St. Louis Securities, Inc.
Statement of Financial Condition
March 31, 2006

Assets

Cash and cash equivalents	$	39,798
Deposit with clearing organization		100,000
Miscellaneous receivables		104,889
Note receivable employee		108,334
Securities owned, at market value		8,513,692
Fixed assets, at cost, net of accumulated depreciation		56,017
Refundable income taxes		70,203
Deferred income taxes		28,000
Other assets		165,551
Total assets	$	9,186,484

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	478,122
Payable to clearing organization		6,588,723
Total liabilities		7,066,845
Stockholder's Equity		
Common stock; $1 par value; authorized, issued and outstanding 1,000 shares		1,000
Additional paid-in capital		707,739
Retained earnings		1,410,900
Total stockholder's equity		2,119,639
Total liabilities and stockholder's equity	$	9,186,484

First St. Louis Securities, Inc.

Statement of Income

Year Ended March 31, 2006

Revenues	
Principal transactions	$ 4,384,759
Underwriting	128,378
Interest and dividends	700,506
Other income	96,001
Total revenues	5,309,644
Expenses	
Employee compensation and benefits	3,189,258
Exchange and clearance fees	191,072
Communication and data processing	242,931
Occupancy	157,305
Interest	635,825
Other operating expenses	869,139
Total expenses	5,285,530
Income Before Income Taxes	24,114
Credit for Income Taxes	68,959
Net Income	$ 93,073

"Confidential"

First St. Louis Securities, Inc.

Statement of Stockholder's Equity

Year Ended March 31, 2006

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, April 1, 2005	1,000	$ 1,000	$ 549,827	$ 1,350,453	$ 1,901,280
Dividends paid to parent company	—	—	—	(32,626)	(32,626)
Capital contribution by parent	—	—	157,912	—	157,912
Net income	—	—	—	93,073	93,073
Balance, March 31, 2006	1,000	$ 1,000	$ 707,739	$ 1,410,900	$ 2,119,639

First St. Louis Securities, Inc.

Statement of Cash Flows

Year Ended March 31, 2006

Operating Activities		
Net income	$	93,073
Items not requiring cash		
Depreciation		27,784
Deferred income taxes		27,785
Changes in		
Miscellaneous receivables		89,701
Securities owned		(2,689,675)
Other assets		246,327
Accounts payable and accrued expenses		(1,014,874)
Securities sold, not yet purchased		(1,602,164)
Payable to clearing organization		4,863,926
Income tax refundable/payable		(19,326)
Net cash provided by operating activities		22,557
Investing Activities		
Purchases of fixed assets		(14,718)
Issuance of note receivable employee		(150,000)
Payments received on note receivable employee		41,666
Net cash used in investing activities		(123,052)
Financing Activities		
Proceeds from capital contribution		157,912
Dividends paid to parent company		(32,626)
Net cash provided by financing activities		125,286
Increase in Cash and Cash Equivalents		24,791
Cash and Cash Equivalents, Beginning of Year		15,007
Cash and Cash Equivalents, End of Year	$	39,798

Supplemental Cash Flows Information

Interest paid	$	635,825
Income taxes received	$	77,418

See Notes to Financial Statements

"Confidential"

First St. Louis Securities, Inc.

Notes to Financial Statements

March 31, 2006

Note 1: Summary of Significant Accounting Policies

Nature of Operations

First St. Louis Securities, Inc. (the "Company"), a wholly-owned subsidiary of First St. Louis Capital Markets, Inc. is primarily engaged in the business of buying and selling fixed income securities for financial institutions located in the Midwestern United States. The Company is subject to competition from other broker-dealers. The Company is a member of the National Association of Securities Dealers, Inc. and operates under the exemptive provisions of Rule 15c3-3(k)(1) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Miscellaneous Receivables

Miscellaneous receivables are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, clients.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market is included in principle transactions.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company is included in the consolidated federal and state income tax returns of its parent company. Federal and state income taxes are calculated as if the Company filed on a separate return basis.

Note 2: Deposit with Clearing Organization

The Company has an agreement with a national broker-dealer to clear certain of its customer transactions on a fully disclosed basis. This agreement requires a $100,000 deposit which is maintained in cash with the broker-dealer.

Note 3: Fixed Assets

Fixed assets, stated at cost, are as follows:

Equipment	$ 230,199
Furniture and fixtures	68,137
	298,336
Less accumulated depreciation	242,319
	$ 56,017

Note 4: Payable to Clearing Organization

The Company clears proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker represents short-term borrowings at fluctuating rates, principally 0.5% over the federal funds rate of interest of 4.75% at March 31, 2006 and is collateralized by securities owned by the Company. Amount payable to the clearing organization at March 31, 2006 was $6,588,723.

Note 5: Income Taxes

The credit for income taxes includes these components:

Taxes currently receivable	$	(96,744)
Deferred income taxes		27,785
Income tax benefit	$	(68,959)

A reconciliation of income tax credit at the statutory rate to the Company's actual income tax benefit is shown below:

Computed at the statutory rate (34%)	$	8,199
Increase (decrease) resulting from		
Nondeductible expenses		56,389
Income from tax-exempt securities		(63,573)
Other		(69,974)
Actual tax benefit	$	(68,959)

The tax effects of temporary differences related to deferred taxes shown on the Statement of Financial Condition were:

Deferred tax assets		
Deferred bonuses	$	16,000
Alternative minimum tax credits		28,000
		44,000
Deferred tax liability		
Depreciation		(16,000)
Net deferred tax asset	$	28,000

Note 6: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 required minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of March 31, 2006, the Company had net capital, as defined, of $1,348,835, which exceeded the minimum requirement of $100,000 as of March 31, 2006 by $1,248,835. Also, as defined by Rule 15c3-1, the ratio of aggregate indebtedness to net capital for the Company may not exceed 15 to one. As of March 31, 2006, the ratio of aggregate indebtedness to net capital for the Company was .35 to one.

Note 7: Employee Benefits

The Company has a qualified, contributory profit sharing plan covering full-time employees which qualifies under section 401(k) of the Internal Revenue Code. The plans provide for discretionary contributions by the Company in such amounts as the Board of Directors may annually determine. Employer contributions charged to expense were $60,796.

Note 8: Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of March 31, 2006 is not expected to have a material adverse effect on the financial statements of the Company.

As a securities dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

First St. Louis Securities, Inc.

Notes to Financial Statements

March 31, 2006

Note 9: Operating Leases

The Company has entered into noncancellable operating leases for office space in St. Louis, Missouri and Overland Park, Kansas. Rent expense for 2006 was $157,305. As of March 31, 2006, the future minimum rental payments are as follows:

2007	$ 137,981
2008	34,081
	$ 172,062

Independent Accountants' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

We have audited the accompanying financial statements of First St. Louis Securities, Inc. as of and for the year ended March 31, 2006, and have issued our report thereon dated May 9, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

St. Louis, Missouri
May 9, 2006

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

First St. Louis Securities, Inc.
Computation of Net Capital Under Rule 15c3-1
March 31, 2006

Total Stockholder's Equity	$	2,119,639
Non-allowable Assets		
Furniture and equipment, net		56,017
Deferred income tax assets		28,000
Intercompany assets		14,760
Prepaid and other assets		344,238
Total non-allowable assets		443,015
Net Capital Before Haircuts on Securities Positions		1,676,624
Haircuts on Securities		
Exempted securities		113,875
Debt securities		213,914
Total haircuts on securities		327,789
Net Capital	$	1,348,835
Aggregate Indebtedness	$	478,122
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	31,875
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above)	$	100,000
Excess net capital	$	1,248,835
Excess net capital at 1,000%	$	1,301,023
Ratio of aggregate indebtedness to net capital		.35 to 1

There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported and amended by the Company.

Supplemental Report on Internal Control

Board of Directors
First St. Louis Securities, Inc.
St. Louis, Missouri

In planning and performing our audit of the financial statements and supplemental schedule of First St. Louis Securities, Inc. (the "Company") for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following, (1) making the quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by Rule 17a-13, (3) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of First St. Louis Securities, Inc., the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

St. Louis, Missouri
May 9, 2006